                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  QUANTECH LTD.
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    74762K30
                      (CUSIP Number of Class of Securities)

                                Robert W. Gaines
                         Millenium Medical Systems, LLC
                         640 N. LaSalle Drive, Suite 282
                                Chicago, IL 60610
                                 (312) 664-3580

                                 with a copy to:
                           Steven H. Sneiderman, Esq.
                             Hahn Loeser & Parks LLP
                    3300 BP America Bldg., 200 Public Square
                              Cleveland, Ohio 44114
                                 (216) 621-0150

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 20, 1999
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

                               Page 1 of 23 pages

CUSIP No.  74762K30

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         ROBERT W. GAINES - SS# ###-##-####
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)    [ ]
                                                                     (b)    [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         NOT APPLICABLE.                                                    [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. AMERICAN
--------------------------------------------------------------------------------

                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH                  2,034,635
REPORTING PERSON                    -------------------------------------------
WITH                                8.      SHARED VOTING POWER

                                            -0-
                                    --------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            2,034,635
                                    --------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         2,034,635
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         40.22%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN


                               Page 2 of 23 pages

                                                                   PAGE 3 OF 23
CUSIP No.  74762K30
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON
         MILLENIUM MEDICAL SYSTEMS, LLC - FEIN #34-4258398
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)    [ ]
                                                                     (b)    [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         NOT APPLICABLE.                                                     [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         ILLINOIS
--------------------------------------------------------------------------------

                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                1,800,000
OWNED BY EACH                       --------------------------------------------
REPORTING PERSON                    8.      SHARED VOTING POWER
WITH
                                            -0-
                                    --------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            1,800,000
                                    --------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            -0-
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON




-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]

-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        37.28%

-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         OO


                               Page 3 of 23 pages

                                 AMENDMENT NO. 1
                                       to
                                  SCHEDULE 13D

         This Amendment No. 1 to Schedule 13D is filed on behalf of Millenium Medical Systems, LLC, an Illinois limited liability company ("Millenium") and Robert Gaines, the sole member of Millenium (collectively, the "Reporting Persons") for the purpose of reporting transactions by the Reporting Persons in the common stock, no par value ("Shares") of Quantech Ltd. ("Quantech"). On September 20, 1999, Millenium exercised warrants to purchase 454,545 Shares at an exercise price of $1.10 per Share. At the time when Millenium exercised the warrants, Millenium owned warrants to purchase 1,800,000 Shares (the "Millenium Warrants"). Following the September 20, 1999 exercise, there are 1,345,455 Shares remaining that Millenium may purchase pursuant to the Millenium Warrants. The 454,545 Shares and the 1,345,455 Shares that Millenium may purchase pursuant to the Millenium Warrants represent 37.28% of the Shares outstanding as of September 20, 1999, calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

         Pursuant to Rule 13d-3, Robert Gaines is deemed to beneficially own the 454,545 Shares and the Millenium Warrants. In addition, on September 21, 1999, Gaines, on his own behalf, acquired warrants to purchase 175,000 Shares at an exercise price of $1.25 per Share (the "Gaines Warrants"). In addition to the Gaines Warrants, Robert Gaines individually owns (i) 5,000 Shares, (ii) 11,963 shares of Series A Convertible Preferred Stock, which currently may be converted to 47,852 Shares and (iii) currently exercisable warrants to purchase 6,783 Shares at an exercise price of $0.75 per Share. By virtue of these holdings, Gaines individually owns 234,635 Shares, or 7.20% of the current Shares outstanding, and beneficially owns 2,034,635 Shares, or 40.22% of the Shares outstanding, calculated in accordance with Rule 13d-3.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The sole source of consideration for the Shares that Millenium acquired upon exercise of the Millenium Warrants is certain services performed by Millenium pursuant to a Research and Development Services Agreement between Millenium and Quantech dated as of November 13, 1998 (the "Services Agreement"), which is attached as Exhibit A to the original Schedule 13D, which was filed on November 20, 1998. The Services Agreement provides that Millenium will provide certain specified research and development services to Quantech in exchange for the Millenium Warrants, at an exercise price of $1.10 per Share, a price which was greater than the fair market value of the Shares on the date of issuance of the Millenium Warrants. Gaines acquired the Gaines Warrants and all of his prior holdings of Shares and warrants through the use of his personal funds.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Millenium has acquired the Shares as consideration for certain services Millenium performed pursuant to the Services Agreement, for investment purposes only and not with the purpose of changing or influencing the control of Quantech. Gaines has purchased the Gaines Warrants solely for investment purposes.


                               Page 4 of 23 pages

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate number of Shares that Millenium and Gaines beneficially own, in the aggregate, is 2,034,635 Shares, which represent 40.22% of the Shares outstanding. Of this amount, Millenium owns 1,800,000 Shares, representing 37.28% of the Shares outstanding. Gaines individually owns 234,635 Shares, representing 7.20% of the Shares outstanding, and beneficially owns 2,034,635 Shares, representing 40.22% of the Shares outstanding.

                  (b) With respect to the Shares identified in Item 5(a) above, Gaines, himself or through Millenium, has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all the Shares.

                  (c) During the past 60 days, Gaines exercised, on behalf of Millenium, 454,545 Shares of the 1,800,000 Shares that were exercisable pursuant to the Millenium Warrants and purchased, on his own behalf, the Gaines Warrants.

                  (d) Gaines will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all the securities.

                  (e)      Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit A -       Notice of Exercise, dated September 20,
                                    1999, to purchase, on behalf of Millenium, 454,545 Shares for $1.10 per Share.

                  Exhibit B -       Agreement and Letter of Investment
                                    Intent, dated September 21, 1999, to
                                    purchase, on behalf of Gaines individually, warrants to purchase 175,000 Shares for $1.25 per Share.



                               Page 5 of 23 pages

                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  December 1, 1999




                                              /s/ Robert Gaines
                                           ----------------------------
                                           Robert Gaines, individually




                               Page 6 of 23 pages

                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: December 1, 1999




                                         MILLENIUM MEDICAL SYSTEMS, LLC


                                         By:    /s/ Robert Gaines
                                               -----------------------------
                                               Robert Gaines, Member







                               Page 7 of 23 pages

                                                                       Exhibit A

To: Quantech Ltd.

                         NOTICE OF EXERCISE OF WARRANT -
                         -------------------------------
                   To Be Executed by the Registered Holder in
                          Order to Exercise the Warrant


The undersigned hereby irrevocably elects to exercise the attached Warrant to purchase for cash, 454,545 of the shares issuable upon the exercise of such Warrant, and requests that certificates for such shares (together with a new Warrant to purchase the number of shares, if any, with respect to which this Warrant is not exercised) shall be issued in the name of:

                                          Millenium Medical Systems, LLC

Date: September 20, 1999                  By: /s/ Robert Gaines
                                              ----------------------------------
                                              Dr. Robert Gaines, Managing Member



*The signature on the Notice of Exercise of Warrant must correspond to the name as written upon the face of the Warrant in every particular without alteration or enlargement or any change whatsoever. When signing on behalf of a company, partnership, trust or other entity, PLEASE indicate your position(s) and title(s) with such entity.

                                                                       Exhibit B

                                  QUANTECH LTD.

                    AGREEMENT AND LETTER OF INVESTMENT INTENT


     Dr. Robert Gaines (the "Investor") hereby submits the undersigned's check payable to "Quantech Ltd." in the amount of $10,000 in full payment for the purchase of a Warrant, attached hereto as Exhibit A, to purchase 175,000 shares of Quantech Common Stock as of September 21, 1999. By execution of this Agreement and Letter of Investment Intent, the undersigned acknowledges that the Company is relying upon the accuracy and completeness of the representations contained herein in complying with its obligations under applicable securities laws.

          1. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to the Investor that:

                  (a) This Agreement has been duly authorized by all necessary corporate action on behalf of the Company, has been duly executed and delivered by an authorized officer of the Company, and is a valid and binding agreement on the part of the Company. All corporate action necessary to the authorization, issuance, and delivery of the Warrant has been taken on or prior to the date hereof.

                  (b) The Company is duly organized, validly existing and in good standing, and possesses all requisite corporate power and authority to own and lease its assets and property and carry on its business in all material respects as such business is now conducted.

                  (c) The Warrant, when issued and delivered to the Investor, will be duly authorized, validly issued and outstanding, fully paid, nonassessable and free and clear of all pledges, liens, encumbrances and restrictions.

                  (d) There are no legal actions, suits, arbitrations, or other legal, administrative, or governmental proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company or its property or business.

                  (e) Except as disclosed in the Confidential Private Placement Memorandum dated May 24, 1999 and the exhibits attached thereto (collectively, the "Offering Materials"), the Company owns or has exclusive right to use, free and clear of all liens, claims, and restrictions, all patents, patent applications, licenses, trademarks, service marks, trade names, copyrights, trade secrets, software licenses, or similar intellectual property rights necessary for use in the conduct of its business and, to the best of Company's knowledge, it does not infringe upon intellectual property rights of another and has not received any notice of conflict with the asserted intellectual property rights of others.

          2. REPRESENTATIONS AND WARRANTIES OF THE INVESTOR. In connection with, and in consideration of, the issuance of the Securities to the Investor, the Investor hereby represents and warrants to the Company and its officers, directors, employees, agents and shareholders that the Investor:

         (a) Has conducted an independent due diligence investigation of the Company, its financial status and its risks and has been given a copy of the Offering Materials and has read such Offering Materials, including the Risk Factors contained therein.

         (b) Has had such opportunity to ask questions of, and receive answers from, the Company, or an agent of the Company, concerning the terms and conditions of the investment and the business and affairs of the Company, and to obtain any additional information necessary to verify such information, as the Investor considers necessary or advisable in order to form a decision concerning an investment in the Company.

          (c) Realizes that an investment in the Warrants represents a speculative investment involving a high degree of risk.

          (d) Can bear the economic risk of an investment in the Warrants for an indefinite period of time, can afford to sustain a complete loss of such investment, has no need for liquidity in connection with the investment, and can afford to hold the Warrants indefinitely.

          (e) Realizes that neither the Warrants or the Shares of Common Stock issuable upon exercise of the Warrant (collectively, the "Securities") have been registered for sale under the Securities Act of 1933, as amended (the "Act") or applicable state securities laws (the "State Laws") and may be sold only pursuant to registration under the Act and State Laws or an opinion of counsel that such registration is not required.

          (f) Is experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Securities, and does not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, has a knowledgeable representative whom such investor has used in connection with a decision as to whether to purchase the Securities).

          3. INVESTMENT INTENT. The Investor has been advised that the Securities have not been registered under the Act or the relevant State Laws but are being offered, and will be offered, and sold pursuant to exemptions from the Act and State Laws, and that the Company's reliance upon such exemptions is predicated in part on the Investor's representations contained herein. The Investor represents and warrants that the Securities are being purchased for the Investor's own account and for long term investment and without the intention of reselling or redistributing the Securities, that the Investor has made no agreement with others regarding any of the Securities, and that the Investor's financial condition is such that it is not likely that it will be necessary for the Investor to dispose of any of the Securities in the foreseeable future. The Investor represents and warrants that the Investor has a financial net worth or anticipated income such that a sale of such Securities need not be made in the foreseeable future to satisfy any financial obligation of which the Investor is, or contemplates, becoming subject. The Investor is aware that (i) in the view of the Securities and Exchange Commission, a purchase of Securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the liquidation or settlement of any loan obtained for the acquisition of any of the Securities and for which the Securities were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above and (ii) the transferability of the Securities is restricted and (A) requires the written consent of the Company and, in the event the Company is effecting a public offering of its shares, the managing underwriter of such offering, and (B) will be further restricted by a legend placed on the certificate(s) representing the Securities containing substantially the following language:

         "The securities represented by this certificate have not been registered under either the Securities Act of 1933 or applicable state securities laws and may not be sold, transferred, assigned, offered, pledged or otherwise distributed for value unless there is an effective registration statement under such Act and such laws covering such securities, or the Company receives an opinion of counsel acceptable to the Company stating that such sale, transfer, assignment, offer, pledge or other distribution for value is exempt from the registration and prospectus delivery requirements of such Act and such laws."

         The Investor further represents and agrees that if, contrary to the Investor's foregoing intentions, the Investor should later desire to dispose of or transfer any of the Securities in any manner, the Investor shall not do so without first obtaining (i) an opinion of counsel satisfactory to the Company that such proposed disposition or transfer may be made lawfully without the registration of such Securities pursuant to the Act and applicable State Laws and an agreement by the transferee to be bound by the terms and restrictions of this Agreement, or (ii) registration of such Securities (it being expressly understood that the Company shall not have any obligation to register such Securities except as set forth in the Warrant and New Warrant.

         4. RESIDENCE. The Investor represents and warrants that the Investor is a bona fide resident of, or if an entity is organized or incorporated under the laws of, and is domiciled in, the state identified on the signature page hereof and that the Shares are being purchased by the Investor in the Investor's name solely for the Investor's own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, (except as specifically set forth in paragraph 10 of this Agreement).

         PARAGRAPHS 5 IS REQUIRED IN CONNECTION WITH THE EXEMPTIONS FROM THE ACT AND STATE LAWS BEING RELIED ON BY THE COMPANY WITH RESPECT TO THE OFFER AND SALE OF THE SECURITIES. ALL OF SUCH INFORMATION WILL BE KEPT CONFIDENTIAL, AND WILL BE REVIEWED ONLY BY THE COMPANY, AND ITS COUNSEL. The Investor agrees to furnish any additional information which the Company, and its counsel, deems necessary in order to verify the responses set forth below.

         5. ACCREDITED STATUS. The Investor represents and warrants that the Investor is and entity all of whose equity owners an individual with a net worth, or a joint net worth together with his or her spouse, in excess of $1,000,000. (In calculating net worth, you may include equity in personal property and real estate, including your principal residence, cash, short term investments, stock and securities. Equity in personal property and real estate should be based on the fair market value of such property minus debt secured by such property).

         6. ENTITIES. If the Investor is an entity, the individual signing on behalf of such entity and the entity jointly and severally agree and certify that:

         (a) the Investor was not organized for the specific purpose of acquiring the Shares; and

         (b) this Agreement has been duly authorized by all necessary action on the part of the Investor, has been duly executed by an authorized officer or representative of the Investor, and is a legal, valid, and binding obligation of the Investor enforceable in accordance with its terms.

          7.      MISCELLANEOUS.

         (a)      Title Is to Be Held by Dr. Robert Gaines.
         (b) The Investor agrees that the Investor understands the meaning and legal consequences of the agreements, representations and warranties contained herein, agrees that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Securities, and further agrees to indemnify and hold harmless the Company, each current and future officer, director, employee, agent and shareholder from and against any and all loss, damage or liability due to, or arising out of, a breach of any agreement, representation or warranty of the Investor contained herein.
          (c) This Agreement shall be interpreted in accordance with Minnesota law.
          (d) This Agreement and the rights and obligations of the parties hereunder shall not be assignable, in whole or in part, by any party without the prior written consent of the other party, and neither this Agreement nor any provision hereof may be amended, modified, waived or discharged without the written consent of the party against whom enforcement of such amendment, modification, waiver, or discharge is sought.
          (e) This Agreement, including the exhibits attached hereto, constitutes the entire agreement of the parties relative to the subject matter hereof and supersedes any and all other agreements and understandings, whether written or oral, relative to the matters discussed herein.
          (f) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                               /s/ Dr. Robert W. Gaines
                               ---------------------------
                               Dr. Robert W. Gaines


                               Orthapaedic Surgery
                               One Hospital Drive
                               Columbia, MO 65212


                               Missouri is State of Residence or Organization

ACCEPTANCE:

         Quantech Ltd. hereby accepts this as of September 21, 1999.


                               QUANTECH LTD.


                               By
                                  ---------------------------------------------
                               Gregory G. Freitag, Chief Financial Officer and Chief Operating Officer

                                                   EXHIBIT A
NEITHER THIS WARRANT NOR THE SHARES OF COMMON STOCK UNDERLYING THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, OFFERED, PLEDGED OR OTHERWISE DISTRIBUTED FOR VALUE UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND SUCH LAWS COVERING SUCH SECURITIES OR THE COMPANY RECEIVES AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT, OFFER, PLEDGE OR OTHER DISTRIBUTION FOR VALUE IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT AND SUCH LAWS.

                                     WARRANT
                                     -------

                   To PURCHASE 175,000 SHARES OF COMMON STOCK
                                       OF
                                  QUANTECH LTD.

                               September 21, 1999
                                 (issuance date)



         THIS CERTIFIES THAT, Dr. Robert Gaines ("Gaines"), or his registered assigns, is entitled to subscribe for and purchase from Quantech Ltd., a Minnesota corporation (the "Company"), at any time after the issuance date of this Warrant, to and including the five-year anniversary of the issuance date of this Warrant, 175,000 fully paid and nonassessable shares of the Common Stock of the Company at the price of $1.25 per share (the "Warrant Exercise Price"), subject to the antidilution provisions of this Warrant. Reference is made to this Warrant in the Agreement and Letter of Investment Intent dated
September 21,1999, by and between the Company and Gaines (the "Agreement").
The shares which may be acquired upon exercise of this Warrant are referred to herein as the "Warrant Shares." As used herein, the term "Holder" means Gaines, any party who acquires all or a part of this Warrant as a registered transferee of Gaines, or any record Holder or Holders of the Warrant Shares issued upon exercise, whether in whole or in part, of the Warrant. The term "Common Stock" means and includes the Company's presently authorized common stock, no par value, and shall also include any capital stock of any class of the Company hereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the Holders thereof to participate in dividends or in the distribution of assets upon the voluntary or involuntary liquidation, dissolution, or winding up of the Company.

         This Warrant is subject to the following provisions, terms and conditions:

         1.       EXERCISE; TRANSFERABILITY.

         (a) The rights represented by this Warrant may be exercised by the Holder hereof, in whole or in part (but not as to a fractional share of Common Stock), by written notice of exercise (in the form attached hereto) delivered to the Company at the principal office of the Company prior to the expiration of this Warrant and accompanied or preceded by the surrender of this Warrant along with a check in payment of the Warrant Exercise Price for such shares.

         (b) This Warrant is transferable in whole or in part, subject to applicable federal and state securities laws and regulations. This Warrant may not be sold, transferred, assigned, hypothecated or divided into two or more Warrants of smaller denominations, nor may any Warrant Shares issued pursuant to exercise of this Warrant be transferred, except as provided in SECTION 7 hereof.

         2. EXCHANGE AND REPLACEMENT. Subject to SECTIONS 1 and 7 hereof, this Warrant is exchangeable upon the surrender hereof by the Holder to the Company at its office for new Warrants of like tenor and date representing in the aggregate the right to purchase the number of Warrant Shares purchasable hereunder, each of such new Warrants to represent the right to purchase such number of Warrant Shares (not to exceed the aggregate total number purchasable hereunder) as shall be designated by the Holder at the time of such surrender. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction, or mutilation of this Warrant, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it, and upon surrender and cancellation of this Warrant, if mutilated, the Company will make and deliver a new Warrant of like tenor, in lieu of this Warrant; provided, however, that if the Agent shall be such Holder, an agreement of indemnity by such Holder shall be sufficient for all purposes of this SECTION 2. This Warrant shall be promptly canceled by the Company upon the surrender hereof in connection with any exchange or replacement. The Company shall pay all expenses, taxes (other than stock transfer taxes), and other charges payable in connection with the preparation, execution, and delivery of Warrants pursuant to this SECTION 2.

         3.       ISSUANCE OF THE WARRANT SHARES.

         (a) The Company agrees that the Warrant Shares purchased hereby shall be and are deemed to be issued to the Holder as of the close of business on the date on which this Warrant shall have been surrendered and the payment made for such Warrant Shares as aforesaid. Subject to the provisions of the next section, certificates for the Warrant Shares so purchased shall be delivered to the Holder within a reasonable time, not exceeding fifteen (15) days after the rights represented by this Warrant shall have been so exercised, and, unless this Warrant has expired, a new Warrant representing the right to purchase the number of Warrant Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be delivered to the Holder within such time.

         (b) Notwithstanding the foregoing, however, the Company shall not be required to deliver any certificate for Warrant Shares upon exercise of this Warrant except in accordance with exemptions from the applicable securities registration requirements or registrations under applicable securities laws. Nothing herein, however, shall obligate the Company to effect registrations under federal or state securities laws, except as provided in SECTION 9. If registrations are not in effect and if exemptions are not available when the Holder seeks to exercise the Warrant, the Warrant exercise period will be extended, if need be, to prevent the Warrant from expiring, until such time as either registrations become effective or exemptions are available, and the Warrant shall then remain exercisable for a period of at least 120 calendar days from the date the Company delivers to the Holder written notice of the availability of such registrations Or exemptions. The Holder agrees to execute such documents and make such representations, warranties, and agreements as may be required solely to comply with the exemptions relied upon by the Company, or the registrations made, for the issuance of the Warrant Shares.

         4. COVENANTS OF THE COMPANY. The Company covenants and agrees that all Warrant Shares will, upon issuance, be duly authorized and issued, fully paid, nonassessable, and free from all taxes, liens, and charges with respect to the issue thereof. The Company further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Warrant a sufficient number of shares of Common Stock to provide for the exercise of the rights represented by this Warrant.

         5. ANTIDILUTION ADJUSTMENTS. The provisions of this Warrant are subject to adjustment as provided in this SECTION 5.

         (a) The Warrant Exercise Price shall be adjusted from time to time such that in case the Company shall hereafter:

                   (i) pay any dividends on any class of stock of the Company payable in Common Stock or securities convertible into Common Stock;

                   (ii) subdivide its then outstanding shares of Common Stock into a greater number of shares; or

                   (iii) combine outstanding shares of Common Stock, by reclassification or otherwise;

then, in any such event, the Warrant Exercise Price in effect immediately prior to such event shall (until adjusted again pursuant hereto) be adjusted immediately after such event to a price (calculated to the nearest full cent) determined by dividing (a) the number of shares of Common Stock outstanding immediately prior to such event, multiplied by the then existing Warrant Exercise Price, by (b) the total number of shares of Common Stock outstanding immediately after such event (including the maximum number of shares of Common Stock issuable in respect of any securities convertible into Common Stock described in 5(a)(i) above), and the resulting quotient shall be the adjusted Warrant Exercise Price per share. An adjustment made pursuant to this Subsection shall become effective immediately after the record date in the case of a dividend and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification. If, as a result of an adjustment made pursuant to this Subsection, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive) in good faith shall determine the allocation of the adjusted Warrant Exercise Price between or among shares of such classes of capital stock or shares of Common Stock and other capital stock. All calculations under this Subsection shall be made to the nearest cent or to the nearest 1/100 of a share, as the case may be. In the event that at any time as a result of an adjustment made pursuant to this Subsection, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive any shares of the Company other than shares of Common Stock, thereafter the Warrant Exercise Price of such other shares so receivable upon exercise of any Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Stock contained in this
SECTION 5.

         (b) Upon each adjustment of the Warrant Exercise Price pursuant to
SECTION 5(a) above, the Holder of each Warrant shall thereafter (until another such adjustment) be entitled to purchase at the adjusted Warrant Exercise Price the number of shares, calculated to the nearest full share, obtained by multiplying the number of shares specified in such Warrant (as adjusted as a result of all adjustments in the Warrant Exercise Price in effect prior to such adjustment) by the Warrant Exercise Price in effect prior to such adjustment and dividing the product so obtained by the adjusted Warrant Exercise Price.

         (c) In case of any consolidation or merger to which the Company is a party, or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), there shall be no adjustment under Subsection (a) of this Section above but the Holder of each Warrant then outstanding shall have the right thereafter to convert such Warrant into the kind and amount of shares of stock and other securities and property which he would have owned or have been entitled to receive immediately after such consolidation, merger, statutory exchange, sale, or conveyance had such Warrant been converted immediately prior to the effective date of such consolidation, merger, statutory exchange, sale, or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section with respect to the rights and interests thereafter of any Holders of the Warrant, to the end that the provisions set forth in this Section shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock and other securities and property thereafter deliverable on the exercise of the Warrant. The provisions of this Subsection shall similarly apply to successive consolidations, mergers, statutory exchanges, sales or conveyances.

         (d) If and whenever the Company shall issue or sell any shares of its Common Stock for a consideration per share less than the Warrant Exercise Price, except for Common Stock issued pursuant to outstanding option and warrants, in effect immediately prior to the time of such issue or sale of the Common Stock, then, forthwith upon such issue or sale, the Warrant Exercise Price shall be reduced to such lower price.

         (e) Upon any adjustment of the Warrant Exercise Price, then and in each such case, the Company shall give written notice thereof, by first-class mail, postage prepaid, addressed to the Holder as shown on the books of the Company, which notice shall state the Warrant Exercise Price resulting from such adjustment and the increase or decrease, if any, in the number of shares of Common Stock or other securities purchasable at such price upon the exercise of this Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

         6. NO VOTING RIGHTS. This Warrant shall not entitle the Holder to any voting rights or other rights as a shareholder of the Company.

         7. NOTICE OF TRANSFER OF WARRANT OR RESALE OF THE WARRANT SHARES.

         (a) Subject to the sale, assignment, hypothecation, or other transfer restrictions set forth in SECTION 1 hereof, the Holder, by acceptance hereof, agrees to give written notice to the Company before transferring this Warrant or transferring any Warrant Shares of such Holder's intention to do so, describing briefly the manner of any proposed transfer. Promptly upon receiving such written notice, the Company shall present copies thereof to the Company's counsel and to counsel to the original purchaser of this Warrant. If in the opinion of each such counsel the proposed transfer may be effected without registration or qualification (under any federal or state securities laws), the Company, as promptly as practicable, shall notify the Holder of such opinion, whereupon the Holder shall be entitled to transfer this Warrant or to dispose of Warrant Shares received upon the previous exercise of this Warrant, all in accordance with the terms of the notice delivered by the Holder to the Company; provided that an appropriate legend may be endorsed on this Warrant or the certificates for such Warrant Shares respecting restrictions upon transfer thereof necessary or advisable in the opinion of counsel and satisfactory to the Company to prevent further transfers which would be in violation of Section 5 of the Securities Act of 1933, as amended (the "Act") and applicable state securities laws; and provided further that the prospective transferee or purchaser shall execute such documents and make such representations, warranties, and agreements as may be required solely to comply with the exemptions relied upon by the Company for the transfer or disposition of the Warrant or Warrant Shares.

         (b) If in the opinion of either of the counsel referred to in this
SECTION 7 the proposed transfer or disposition of this Warrant or such Warrant Shares described in the written notice given pursuant to this SECTION 7 may not be effected without registration or qualification of this Warrant or such Warrant Shares the Company shall promptly give written notice thereof to the Holder, and the Holder will limit its activities in respect to such as, in the opinion of both such counsel, are permitted by law.

         8. FRACTIONAL SHARES. Fractional shares shall not be issued upon the exercise of this Warrant, but in any case where the Holder would, except for the provisions of this Section, be entitled under the terms hereof to receive a fractional share, the Company shall, upon the exercise of this Warrant for the largest number of whole shares then called for, pay a sum in cash equal to the sum of (a) the excess, if any, of the Fair Market Value (as defined in SECTION
10) of such fractional share over the proportional part of the Warrant Exercise Price represented by such fractional share, plus (b) the proportional part of the Warrant Exercise Price represented by such fractional share.

         9. REGISTRATION RIGHTS.

         (a) If at any time prior to the end of the two-year period following complete exercise of this Warrant or the seven-year anniversary of the issuance date of this Warrant, whichever occurs earlier, the Company proposes to register under the Act (except by a Form S-4 or Form S-8 Registration Statement or any successor forms thereto) or qualify for a public distribution under SECTION 3(b) of the Act, any of its securities, it will give written notice to all Holders of this Warrant, any Warrants issued pursuant to SECTION 2 or SECTION 3(a) hereof, and any Warrant Shares of its intention to do so and, on the written request of any such Holder given within twenty (20) days after receipt of any such notice (which request shall specify the interest in this Warrant or the Warrant Shares intended to be sold or disposed of by such Holder and describe the nature of any proposed sale or other disposition thereof), the Company will use its best efforts to cause all such Warrant Shares, the Holders of which shall have requested the registration or qualification thereof, to be included in such registration statement proposed to be filed by the Company; provided, however, that if a greater number of Warrant Shares is offered for participation in the proposed offering than in the reasonable opinion of the managing underwriter of the proposed offering can be accommodated without adversely affecting the proposed offering, then the amount of Warrant Shares proposed to be offered by such Holders for registration, as well as the number of securities of any other selling shareholders participating in the registration, shall be proportionately reduced to a number deemed satisfactory by the managing underwriter.

         (b) Further, on a one-time basis only, provided Form S-3, or such successor form as may be adopted, is available, during the term of this Warrant, upon request by the Holder or Holders of a majority in interest of this Warrant, of any Warrants issued pursuant to Section 2 and/or Section 3(a) hereof, and of any Warrant Shares, the Company will promptly take all necessary steps to register or qualify, under the 1933 Act and the securities laws of such states as the holders may reasonably request, such number of Warrant Shares issued and to be issued upon exercise of the Warrants requested by such holders in their request to the Company. The Company shall keep effective and maintain any registration, qualification, notification, or approval specified in this Paragraph (b) for such period as may be reasonably necessary for such Holder or Holders of such Warrant Shares to dispose thereof and from time to time shall amend or supplement the prospectus used in connection therewith to the extent necessary in order to comply with applicable law. Notwithstanding the foregoing, if in the reasonable opinion of the managing underwriter of any proposed financing by the Company a registration of the Warrant Shares pursuant to this Paragraph (b) would adversely affect the proposed financing, then the Company shall not be obligated to register any portion of the Warrant Shares until such time as the managing underwriter deems it would no longer adversely impact the proposed financing.

         (c) With respect to each inclusion of securities in a registration statement pursuant to this SECTION 9 the Company shall bear the following fees, costs, and expenses: all registration, filing and NASD fees, printing expenses, fees and disbursements of counsel and accountants for the Company, fees and disbursements of counsel for the underwriter or underwriters of such securities (if the Company is required to bear such fees and disbursements), all internal expenses, the premiums and other costs of policies of insurance against liability arising out of the public offering, and legal fees and disbursements and other expenses of complying with state securities laws of any jurisdictions in which the securities to be offered are to be registered or qualified. Fees and disbursements of special counsel and accountants for the selling Holders, underwriting discounts and commissions, and transfer taxes for selling Holders and any other expenses relating to the sale of securities by the selling Holders not expressly included above shall be borne by the selling Holders.

         (d) The Company hereby indemnifies each of the Holders of this Warrant and of any Warrant Shares, and the officers and directors, if any, who control such Holders, within the meaning of Section 15 of the Act, against all losses, claims, damages, and liabilities caused by (1) any untrue statement or alleged untrue statement of a material fact contained in any Registration

Statement or Prospectus (and as amended or supplemented if the Company shall have furnished any amendments thereof or supplements thereto), any Preliminary Prospectus or any state securities law filings; (2) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading except insofar as such losses, claims, damages, or liabilities are caused by any untrue statement or omission contained in information furnished in writing to the Company by such Holder expressly for use therein; and each such Holder by its acceptance hereof severally agrees that it will indemnify and hold harmless the Company, each of its officers who signs such Registration Statement, and each person, if any, who controls the Company, within the meaning of Section 15 of the Act, with respect to losses, claims, damages, or liabilities which are caused by any untrue statement or omission contained in information furnished in writing to the Company by such Holder expressly for use therein.

         (e) The registration rights described in this SECTION 9 shall terminate as to any holder when all such holder's Warrant Shares are eligible for resale under Rule 144 (or successor rule) of the Act.

         10. WARRANT CALL.

         (a) At any time after the Fair Market Value of the Company's Common Stock has traded at $6.00 or more per share, the Company shall have the right to provide notice to the Holder that the exercise period of the Warrant will terminate sixty-one (61) days after such notice is sent to the Holder by certified mail or nationally recognized overnight courier service.

         (b) "Fair Market Value" of a share of Common Stock as of a particular date (the "Determination Date") shall mean:

                  (i) If the Company's Common Stock is traded on an exchange or is quoted on the Nasdaq National Market, then the average closing or last sale prices, respectively, reported for the thirty (30) business days immediately preceding the Determination Date.

                  (ii) If the Company's Common Stock is not traded on an exchange or on the Nasdaq National Market but is traded on the Nasdaq SmallCap Market or other over-the-counter market, then the average of the mean of the closing bid prices reported for the thirty (30) business days immediately preceding the Determination Date, and

                  (iii) If the Company's Common Stock is not traded on an exchange or on the Nasdaq National Market, Nasdaq SmallCap Market or other over-the-counter market, then the price established in good faith by the Board of Directors.

         11. BOARD OBSERVER. Until such time as the Warrant Shares represent less than 7.5% of the outstanding Common Stock of the Company, such outstanding shares to include the Warrant Shares, the Holder of this Warrant may designate one (1) person to act as an observer to the Company's Board of Directors.

         IN WITNESS WHEREOF, Quantech Ltd. has caused this Warrant to be signed by its duly authorized officer as of the date first above written.



                                                 QUANTECH LTD.



                                                 By_____________________________
                                                   Gregory G. Freitag, CFO & COO

To: Quantech Ltd.



                         NOTICE OF EXERCISE OF WARRANT -
                         -------------------------------
                   To Be Executed by the Registered Holder in
                          Order to Exercise the Warrant

The undersigned hereby irrevocably elects to exercise the attached Warrant to purchase for cash, _________________ of the shares issuable upon the exercise of such Warrant, and requests that certificates for such shares (together with a new Warrant to purchase the number of shares, if any, with respect to which this Warrant is not exercised) shall be issued in the name of



                                                  ------------------------------
                                                  (Print Name)


Please insert social security
or other identifying number
of registered Holder of
certificate (__________)                          Address:

                                                  ------------------------------

                                                  ------------------------------

Date: _________________                           ______________________________
                                                     Signature*




*The signature on the Notice of Exercise of Warrant must correspond to the name as written upon the face of the Warrant in every particular without alteration or enlargement or any change whatsoever. When signing on behalf of a company, partnership, trust or other entity, PLEASE indicate your position(s) and title(s) with such entity.

                                 ASSIGNMENT FORM


To be signed only upon authorized transfer of Warrants.



         FOR VALUE RECEIVED, the undersigned hereby sells, assigns, and transfers unto _____________________________ the right to purchase the securities of Quantech Ltd. to which the within Warrant relates and appoints ______________________, attorney, to transfer said right on the books of Quantech Ltd. with full power of substitution in the premises.


Dated:__________________            _______________________________
                                    (Signature)


                                    Address:
                                    _______________________________

                                    _______________________________